November 1, 2010

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Daniel F. Duchovny, Esq.

Re:                             Prospect Medical Holdings, Inc.
Preliminary Schedule 14A
Filed September 30, 2010
File No. 001-32203

Schedule 13E-3
Filed September 30, 2010
File No. 005-81215

Dear Mr. Duchovny:

By letter dated October 25, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Prospect Medical Holdings, Inc. (the “Company”) with comments regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), which were filed with the Commission on September 30, 2010.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated October 25, 2010.

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that contain these revisions and various updates to the information set forth in the Proxy Statement and Schedule 13E-3.  Page references in this letter correspond to the pages in the Amended Proxy Statement.  To facilitate the Staff’s review, we have also provided, on a supplemental basis as enclosures to this letter, blacklined copies of the Amended Proxy Statement and Amended Schedule 13E-3 marked against the Proxy Statement and the Schedule 13E-3.

SCHEDULE 13E-3

1.                                      Please advise us as to what consideration was given as to whether Leonard Green & Partners, L.P. should be named as a filing person.  Please tell us why you believe this entity is not an affiliate engaged, directly or indirectly, in the going private transaction.  For guidance, refer to Question 101.02 of the Division of Corporation Finance’s

Compliance and Disclosure Interpretations of Going Private transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

The Company has been advised that Leonard Green & Partners, L.P. (“Leonard Green”) is a management company which has an advisory services arrangement with, and provides a variety of services (including administrative services) to, a small number of private equity funds, including those that are filing persons identified in the Schedule 13E-3, and that Leonard Green does not own equity interests in the funds that are filing persons.  Accordingly, Leonard Green is not in the chain of controlling ownership with the acquisition vehicles, Ivy Holdings Inc. or Ivy Merger Sub Corp.  Based on these facts, the Company believes that Leonard Green should not be deemed to be a filing person in the going private transaction that is the subject of the Proxy Statement and the Schedule 13E-3.

2.                                      Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Leonard Green, if added in response to the preceding comment.  For example, include a statement as to whether Leonard Green believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In addition, be sure that each filing person signs the Schedule 13E-3.

Please see the response to Comment No. 1 above.  For the reasons cited there, Leonard Green has not been added as a filing person in the Amended Schedule 13E-3 or the Amended Proxy Statement, and the disclosures referred to by the Staff in Comment No. 2 have not been added to either document with respect to Leonard Green.

PRELIMINARY SCHEDULE 14A

SPECIAL FACTORS

BACKGROUND OF THE MERGER, PAGE 20

3.                                      Refer to the first paragraph of page 30.  Please revise your disclosure to describe the special committee’s views with respect to the majority of the minority condition at this stage of the negotiations.  Also, revise the disclosure in the last paragraph of page 30

(partially appearing on page 31) to disclose why the majority of the minority provision was unacceptable to Leonard Green.

In response to the Staff’s comment, the Company (1) has disclosed on page 33 of the Amended Proxy Statement the special committee’s views with respect to the majority of the minority voting provision at that stage of the negotiations and (2) has disclosed on pages 33 and 34 of the Amended Proxy Statement why the majority of the minority voting provision was unacceptable to Leonard Green.

4.                                      Tell us, with a view toward revised disclosure, whether UBS made any presentations to the special committee or board of directors at any time prior to issuing its opinion on August 14, 2010.

UBS Securities LLC (“UBS”) made a written presentation to the special committee on May 28, 2010, which is summarized on page 27 of the Amended Proxy Statement.  This presentation has been added as an exhibit to the Amended Schedule 13E-3.

5.                                      Please explain the significance of the LGP Funds’ obligations being several and not joint (page 31).

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amended Proxy Statement to explain the significance of the LGP Funds’ obligations being several and not joint.  The Company supplementally advises the Staff that Leonard Green has advised the special committee that the documentation relating to the LGP Funds requires the LGP Funds to make their investments pro rata based on committed capital.  Leonard Green further advised the special committee of the financial resources available to the LGP Funds and, in particular, the uncommitted capital available to be called from the limited partners of each of the LGP Funds and that historically none of the limited partners had failed to respond to a capital call.  Given the magnitude of the financial resources available to the LGP Funds, the special committee determined that it would be acceptable if the obligations of the LGP Funds were several and not joint.

RECOMMENDATION OF THE SPECIAL COMMITTEE, PAGE 34

6.                                      Please quantify the costs referenced in the second bullet point on page 35.

In response to the Staff’s comment, the Company has disclosed in the second bullet point on page 40 of the Amended Proxy Statement the estimated annual costs associated with being a public company based on the Company’s historical experience.

7.                                      We note that the board “adopted” the special committee’s analysis and determination regarding the fairness of the transaction (page 40) which analysis included the presentation and analyses conducted by UBS.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the special committee adopted UBS’s analysis as its own.

In response to the Staff’s comment, the Company has disclosed on page 45 of the Amended Proxy Statement that the special committee has adopted the analyses of its financial advisor as its own.

8.                                      We note the disclosure in the third bullet point under the “potentially negative factors” on page 38 and, generally, the disclosure elsewhere relating to the stockholder voting agreement and the stated voting intention of your remaining affiliated shareholders.  Please explain how the special committee was able to reach a procedural fairness determination without there being a majority of the minority vote requirement and given that approval of the merger agreement by shareholders is essentially approved.

In response to the Staff’s comment, the Company has disclosed on page 44 of the Amended Proxy Statement how the special committee was able to reach a procedural fairness determination without there being a majority of the minority vote requirement given that the Rollover Investors have committed to vote their shares in favor of adoption of the merger agreement pursuant to the company stockholder voting agreement.

POSITION OF THE ROLLOVER INVESTORS, PAGE 42

9.                                      We note your disclosure in the last paragraph on page 47.  Please revise to explain why the Rollover Investors did not use a number of methods to establish a going concern value, similar to the analyses conducted by UBS.

In response to the Staff’s comment, the Company has provided additional disclosure on page 53 of the Amended Proxy Statement regarding the Rollover Investors’ reasons for not independently establishing a going concern value for the Company.

POSITION OF THE LGP RELATED PARTIES, PAGE 49

10.                               Please revise your disclosure on page 52 to explain why the absence of an unaffiliated representative and a majority of the minority approval requirement “did not diminish the fairness of the process” undertaken by the company’s board of directors and its special committee.  Also, explain why the liquidation value and the net book value are not relevant to the fairness determination.  Finally, explain why the LGP Related Parties did not establish and did not consider a going concern value for the company.

In response to the Staff’s comment, the Company (1) has disclosed on pages 58 to 60 of the Amended Proxy Statement why the absence of an unaffiliated representative and a majority of the minority vote requirement “did not diminish the fairness of the process” undertaken by Prospect Medical’s board of directors and its special committee, (2) has disclosed on page 60 of the Amended Proxy Statement why the liquidation value and the net book value are not relevant to the fairness determination, and (3) has disclosed on page 60 of the Amended Proxy Statement why the LGP Related Parties (as defined in the Amended Proxy Statement) did not establish, and did not consider, a going concern value for the Company.

OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR, PAGE 53

11.                               Given the time that has elapsed since UBS issued its opinion in August 2010, please tell us, with a view toward revised disclosure, whether the company considered obtaining an update of the opinion.

In response to the Staff’s comment, the Company has added disclosure on page 45 of the Amended Proxy Statement.

12.                               Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed.  For example, disclose (i) the equity values, enterprise values, sales and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 56 with respect to the Selected Companies Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 57 with respect to the Selected Transaction Analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis.  Also, with respect to the Discounted Cash flows Analysis, revise your disclosure to show how UBS arrived at the range of present values from the projected financial data.  Finally, include also a description of how each analysis’ results compare with the per share consideration offered to the company’s security holders.

In response to the portion of the Staff’s comment relating to UBS’ selected companies and selected transaction analyses, the Company has disclosed on pages 63 and 64 of the Amended Proxy Statement the ranges of equity and enterprise values for the selected companies and the range of transaction values for the selected transactions.  The Company notes for the Staff that the other data requested by the Staff was not reflected in UBS’ presentation materials to, or considered by, the special committee.

With respect to the portion of the Staff’s comment relating to UBS’ discounted cash flow analysis, to the extent material, the Company’s projected results have been disclosed under the section “Management’s Projected Financial Information” beginning on page 65 of the Amended Proxy Statement.  In response to the Staff’s comment, the Company has disclosed on page 64 of the Amended Proxy Statement how UBS calculated the Company’s free cash flows and range of present values.

With respect to the portion of the Staff’s comment to describe how the results of each analysis compare with the per share consideration, the Company notes that the current disclosure appearing on pages 62 to 64 of the Amended Proxy Statement provides this information.  In particular, the charts under the selected companies and selected transactions analyses set forth the results of the analyses by comparing the implied multiples for the selected companies and selected transactions with the multiples implied for the Company based on the per share consideration.  In addition, the last sentence of the paragraph describing the discounted cash flow analysis includes a comparison of the implied present values of the Company resulting from such analysis with the per share consideration.  Given the foregoing, the Company believes that no additional disclosure is required in this regard.

13.                               Refer to the Discounted Cash Flow Analysis.  Please explain how UBS determined that discount rates of 12%-l4% and EBITDA terminal value multiples of 5.Ox-6.Ox were the most appropriate indicators of value.

In response to the Staff’s comment, the Company has added disclosure on page 64 of the Amended Proxy Statement.

14.                               We note your disclosure that UBS and its affiliates have, in the past, provided services to the filing persons.  Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has added disclosure on page 65 of the Amended Proxy Statement relating to the disclosed material relationship between UBS and affiliates of Leonard Green to clarify that such affiliates of Leonard Green include the LGP Funds, which are considered filing persons for purposes of the Amended Proxy Statement.

15.                               We note your disclosure that UBS or its affiliates have in the past provided services to Leonard Green or their affiliates.  Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between UBS or its affiliates and any of the filing persons listed above.

In response to the Staff’s comment, the Company has added disclosure on page 65 of the Amended Proxy Statement relating to fees received as a result of the disclosed material relationships between UBS and affiliates and/or portfolio companies of Leonard Green.

MANAGEMENT’S PROJECTED FINANCIAL INFORMATION, PAGE 57

16.                               Please explain why you disclosed only a summary of the financial projections made available to Leonard Green.

In response to the Staff’s comment, please be advised that the projections on page 66 of the Amended Proxy Statement are all of the material line-item projections provided to Leonard Green.  The Company has amended the lead-in language on page 65 of the Amended Proxy Statement accordingly.  The Company also has included as an exhibit to the Amended Schedule 13E-3 the full projections, including the underlying assumptions, provided by the Company to Leonard Green.

17.                               We note that you have included non-GAAP financial measures in the projected financial information.  Please revise to provide the disclosure required by Rule 100 of Regulation G.  Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company believes that pages 65 to 67 of the Amended Proxy Statement accurately summarize the projections that were, in fact, prepared by the Company’s management and provided to Leonard Green and adequately advise stockholders that the Adjusted EBITDA and Adjusted EBIT amounts included in the projections are not measures of performance under U.S. generally accepted accounting principles (“GAAP”).

The projections were not prepared by the Company with a view to public disclosure, and the Company’s only purpose in including the projections in the Amended Proxy Statement is to provide stockholders with the same projections that the Company provided to Leonard Green.  Therefore, the Company believes that a Regulation G-oriented revision of the projections to include a presentation of the most directly comparable GAAP financial measures and a detailed reconciliation of the differences between non-GAAP financial measures and comparable GAAP financial measures would not provide stockholders with an accurate summary of the limited projections that were provided to Leonard Green.

PAYMENT RELATING TO THE MERGER, PAGE 64

18.                               Please disclose the purpose or reason of the $1.2 million cash bonus granted to Mr. Lee.

In response to the Staff’s comment, the Company has clarified the purpose of the bonus to Mr. Lee in the bullet point on page 71 and the footnote to the table on page 74 of the Amended Proxy Statement.  The Company also has added on page 38 of the Amended Proxy Statement a description of the deliberations of the Company’s compensation committee regarding the bonus awarded to Mr. Lee.

19.                               Refer to the second and third bullet point in this section.  Please revise your disclosure to state whether the acceleration of unvested options and the removal of restrictions on unvested restricted stock will occur as a result of the effectiveness of their pre-existing terms or as a result of decisions made by board of directors in connection with the current transaction.

In response to the Staff’s comment, the Company has revised the second bullet point on page 71 of the Amended Proxy Statement to explain that the accelerated vesting of the unvested stock options held by the named executives is based on a determination by the Company’s compensation committee, as authorized by the applicable stock incentive plan of the Company.  The Company also has added on page 38 of the Amended Proxy Statement a description of the compensation committee’s actions in this regard.  The Company also has revised the third bullet point on page 71 of the Amended Proxy Statement that the lapse of restrictions on the unvested restricted stock of Mr. Heather was pursuant to the terms of Mr. Heather’s restricted stock agreement.

ARRANGEMENTS WITH THE ROLLOVER INVESTORS, PAGE 65

20.                               Please describe the timing, terms and parameters being considered in connection with the right given to Mr. Lee and Mr. Topper to offer 529,530 shares of Ivy Holdings to company employees.

The Company supplementally advises the Staff that the offer to other Company employees contemplated by the merger agreement and referred to in the Staff’s comment was implemented after the Proxy Statement was filed on September 30, 2010.  The Company, therefore, has added on pages 7, 15 and 22 of the Amended

Proxy Statement a description of the terms and timing of the offer.  As indicated in these new disclosures, the “Additional Employee Investors” are expected to acquire shares of Ivy Holdings common stock constituting, in the aggregate, only approximately 0.8% of the outstanding common stock of Ivy Holdings.  None of the Additional Employee Investors is a director, executive officer or “affiliate” of the Company, and there were no negotiations or arrangements between the Additional Employee Investors, on the one hand, and the Company, Messrs. Lee and Topper or Ivy Holdings, on the other hand, regarding the terms of the Additional Employees’ employment by Ivy Holdings or its subsidiaries after the merger or their participation in the merger transaction.  Under these circumstances, the Company believes that none of the Additional Employee Investors has the requisite personal interest or control over the Company or Ivy Holdings to be deemed a filing person for the purposes of Exchange Act Rule 13e-3 in the going private transaction that is the subject of the Proxy Statement and the Schedule 13E-3.

FINANCIAL INFORMATION, PAGE 104

21.                               We note that you have incorporated by reference the financial statements for the year ended September 30, 2009 and for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010.  Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A.  Refer to Instruction 1 to Item 13 of Schedule 13E-3 for additional guidance.

In response to the Staff’s comment, the Company has included the required historical summary financial information on pages 111 and 112 of the Amended Proxy Statement.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 108

22.                               Refer to the fourth bullet point on page 108.  Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future.  Rather, you must specifically amend your document to specifically list any such filings.  Please revise.

In response to the Staff’s comment, the Company has removed from the section entitled “Where You Can Find More Information,” on page 118 of the Amended Proxy Statement, the paragraph regarding the “forward incorporation” of documents to be filed in the future with the Commission.

*     *     *

In connection with the foregoing, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accompanying this letter is the separate acknowledgment of the foregoing by each of the other Schedule 13E-3 filing persons.

Please direct any questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short
Dale E. Short

DES/tms

cc:	Ellen J. Shin
Neal H. Brockmeyer
Howard A. Sobel
John L. Filippone
Marc L. Brown